Filed Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Filer: Bats Global Markets, Inc.
Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.
(SEC File No. for Registration Statement
on Form S-4 filed by CBOE Holdings, Inc.: 333-214488)

MEDIA

Hannah Randall
         New York +1.646.856.8809

Stacie Fleming
             London +44.20.7012.8950

Randy Williams
         New York +1.212.378.8522

comms@bats.com

INVESTORS

Mark Marriott
       Kansas City +1.913.815.7132

ir@bats.com

Bats Reports Solid Volume Across Asset Classes in November
Remains #1 in U.S. ETF Trading; #1 Pan-European Stock Market

KANSAS CITY, NEW YORK and LONDON -- December 7, 2016 -- Bats Global Markets,
Inc. (Bats: BATS) today reported November data and highlights, including $30.4 billion average daily notional value traded on the Hotspot FX platform, one of the strongest months of 2016 for the segment.

During the month, Bats also announced the successful completion of its acquisition of Javelin SEF, a deal which further broadens the FX instruments available to trade on Hotspot.

Further highlights for November include:

[] The acquisition of Bats by CBOE Holdings, Inc. continued to move toward closing with the U.S. Federal Trade Commission granting early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of
1976, as amended. The transaction remains subject to other customary closing conditions.

[] Remaining the #1 U.S. market operator for ETF trading, executing 23.4% of all volume during the month. In addition, Bats has won 25% of all new U.S. ETF listings year-to-date vs only 9% for full-year 2015; [] Maintaining its position as the second-largest U.S. equities market operator with 20.4% market share;[] Retaining its position as the largest European stock exchange with
22.1% market share and the largest trade reporting facility with []391.1 billion reported to the BXTR European trade reporting facility for the month;[]
Reaching 11.7% U.S. options market share with strong single-leg equity options market share of 18.5% .

[] Recording more than $121.5 billion of notional value per day touched by the
Bats markets in November, including trades reported to the BXTR.

November 2016 Volume and Market Share Overview

U.S. Equities (Bats Exchanges -- BZX, BYX, EDGA, EDGX) November 2016
Bats Exchanges -- Overall market share 20.4% Bats Exchanges -- Average daily matched volume (shares) 1.62 billion Overall Industry -- Average daily consolidated volume (shares) 7.92 billion
U.S. Equity Options (Bats Options -- BZX Options + EDGX Options)  Bats Options
-- Overall market share 11.7% Bats Options -- Average daily matched volume
(contracts) 2,098,948 Overall Industry -- Average daily consolidated volume
(contracts) 17,947,533
Foreign Exchange (Bats Hotspot)
Total volume traded $668.2 billion Average daily volume (ADV) $30.4 billion

European Equities (Bats Europe Equities)	
Bats Europe – Overall European market share	22.1%
Bats Europe – Average daily notional value	€10.6 billion
Pan-European Consolidated Volume [1]– Average daily notional value	€47.9 billion
European Trade Reporting (BXTR)	
BXTR – Total notional value reported	€391.1 billion
BXTR – Average daily notional value reported	€17.8 billion

Highlights for the month of November are outlined below by business line:

U.S. EQUITIES: Bats Exchanges (BYX, BZX, EDGA, EDGX) Volume & Market Share

	Nov 2016	Nov 2015
Bats Exchanges – Overall market share	20.4%	20.9%
Bats Exchanges – Average daily volume traded (shares)	1.62 billion	1.43 billion
Bats Exchanges – Average daily notional value traded	$61.0 billion	$52.8 billion
Bats Exchanges – Total notional value traded for month	$1.28 trillion	$1.06 trillion
Bats Exchanges market share – Tape A securities	18.8%	18.3%
Bats Exchanges market share – Tape B securities	23.1%	26.2%
Bats Exchanges market share – Tape C securities	21.6%	23.0%
Bats Exchanges market share in ETF trading	23.4%	26.5%

For additional U.S. equities market volume information: Bats U.S. Equities Market Volume Summary

U.S. OPTIONS: Bats Options (BZX Options + EDGX Options) Volume & Market Share

	Nov 2016	Nov 2015
Bats Options – Overall market share	11.7%	8.7%
BZX Options – Market share	10.5%	8.6%
EDGX Options – Market share	1.2%	0.1%
Bats Options – Overall average daily volume (contracts)	2,098,948	1,355,865
BZX Options – Average daily volume	1,882,258	1,340,966
EDGX Options – Average daily volume	216,690	14,899

For additional U.S. Options market volume information: Bats U.S. Options Market Volume Summary

FOREIGN EXCHANGE: Hotspot Highlights, Volume & Market Share Statistics[2]

Hotspot Market Statistics	Nov 2016	Nov 2015
Total volume traded	$668.2 billion	$470.5 billion
Average daily volume (ADV)	$30.4 billion	$22.4 billion
Number of trading days	22	21
Hotspot Volume Percentage Breakdown (Timezone)		

[1] *Based on Bats Europe market coverage, available at bats.com*
[2] *Hotspot volumes represent the notional value in U.S. dollars of all trades executed on the platform, counting one side of the transaction. Hotspot Volume Percentage Breakdown is based on the times at which the trades were executed, based on EST (i.e. EST: Asia: 5pm-2am, Europe: 2am-9am, US: 9am-5pm).*

Europe	41.1%	43.7%
Americas	41.2%	40.3%
Asia	17.7%	16.0%
Top Five Currency Pairs by Volume Percentage		
EUR/USD	23.0%	28.5%
USD/JPY	15.5%	14.4%
GBP/USD	9.3%	11.5%
AUD/USD	8.0%	8.6%
USD/CAD	7.4%	8.0%

Hotspot daily, monthly, and quarterly volumes are posted on the Hotspot website.

EUROPEAN EQUITIES: Bats Europe + BXTR Volume & Market Share[3]

- According to Bats statistics on market size, 37.7% of all equity transactions in Europe (either traded on exchange or OTC) touched Bats' systems in November.

	Nov 2016	Nov 2015
Bats Europe – Overall market share	22.1%	25.3%
Bats Europe – Average daily notional value traded	€10.6 billion	€11.7 billion
Displayed average daily notional value	€9.2 billion	€10.5 billion
Non-displayed[4] average daily notional value	€1.4 billion	€1.2 billion
Bats Europe – Total notional value traded	€232.6 billion	€246.6 billion
BXTR – Total notional value reported	€391.1 billion	€367.6 billion
BXTR – Average daily notional value reported	€17.8 billion	€17.5 billion

BATS INDICES: November Monthly Performance for Key Bats Indices

Additional information is available on the Bats Indices website.

Bats UK 100	-2.7%
Bats UK 250	+0.1%
Bats UK All Companies	-2.3%

[3] *Represent consolidated figures for BXE and CXE lit and dark books, unless otherwise noted.*
[4] *BXE and CXE non-displayed order books.*

Bats

EUROPE: Bats Europe Equities & Market Share

For additional European Equities market volume information: Bats Europe Market Volume Summary

	Nov 2016	Nov 2015
London market overall	**24.4%**	**25.3%**
Bats UK 100	26.0%	N/A
FTSE 100 securities	26.6%	29.3%
FTSE 250 securities	26.3%	26.7%
Paris market overall	***22.7%***	**24.9%**
CAC 40 securities	23.0%	25.0%
CAC Next20 securities	27.1%	28.1%
Frankfurt market overall	***22.7%***	**28.4%**
DAX 30 securities	23.0%	30.4%
MDAX securities	28.3%	30.7%
TecDAX securities	23.6%	25.2%
Amsterdam market overall	***22.3%***	**24.4%**
AEX securities	23.1%	25.2%
AMX securities	19.0%	21.4%
Brussels market overall	***22.3%***	**26.1%**
BEL 20 securities	21.2%	25.3%
Milan market overall	***11.7%***	**17.1%**
FTSE MIB securities	13.2%	18.3%
Zurich market overall	***20.0%***	**25.8%**
SMI securities	21.6%	28.3%
SMIM securities	19.3%	22.7%
Nordic market overall	***23.9%***	**24.4%**
Helsinki OMXH25 securities	27.5%	30.8%
Stockholm OMXS30 securities	24.6%	26.2%
Copenhagen OMXC20 securities	23.4%	25.4%
Oslo OBX securities	23.2%	24.8%
Vienna market overall	***16.6%***	**14.7%**
ATX securities	16.9%	15.2%
Lisbon market overall	***23.7%***	**18.2%**
PSI-20 securities	23.8%	18.3%
Dublin market overall	***17.2%***	**12.3%**
ISEQ 20 securities	17.2%	12.5%
Madrid market overall	***24.8%***	**22.9%**
IBEX 35 securities	25.8%	23.8%
Key Indices		
EUROSTOXX 50 securities	21.8%	25.3%
FTSE RIOB	7.3%	12.4%

About Bats Global Markets, Inc.
Bats Global Markets, Inc., is a leading global operator of exchanges and services for financial markets, dedicated to Making Markets Better. We are the second-largest stock exchange operator in the U.S., operate the largest stock exchange and trade reporting facility in Europe, and are the #1 market globally for ETF trading. We also operate two fast-growing U.S. options exchanges. In the global foreign exchange market, we operate Hotspot. ETF.com, a leading provider of ETF news, data and analysis, is a wholly-owned subsidiary. The company is headquartered in Kansas City with offices in New York, London,
Chicago, San Francisco, Singapore and Quito, Ecuador. Visit bats.com and
@BatsGlobal for more information.

Cautionary Statements Regarding Forward-Looking Information
This press release contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE and Bats, which are forward-looking statements as that term is defined in the Private Securities
Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing. Words such as "believes," "expects," "anticipates," "estimates,"
"intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE's ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE's shares to be issued in the transaction; disruptions of CBOE's and Bats' current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE's and Bats' ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE's annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the
Securities and Exchange Commission (the "SEC") on February 19, 2016, Bats'
final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April
15, 2016, Bats' quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC.
The factors described in such SEC filings include, without limitation: CBOE's ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE's and Bats'

ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on
CBOE's or Bats' exchanges; each of CBOE's and Bats' ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems;
CBOE's and Bats' ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage
CBOE's and Bats' growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions;
the ability to adapt successfully to technological changes to meet customers'
needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This earnings release is being made in respect of the proposed merger transaction involving CBOE and Bats. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of
CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and
Bats stockholders. However, such documents are not currently available. BEFORE
MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF
CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY
STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT
DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION
ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE's website at http ://ir.cboe.com/financial-information/sec-filings.aspx under the heading
"SEC Filings" or by contacting CBOE's Investor Relations Department at (312)
786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at
http ://www.bats.com/investor_relations/financials/ under the heading
"SEC Filings" or by contacting Bats' Investor Relations Department at (913)
815-7132.

Participants in the Solicitation
CBOE, Bats, their respective directors and executive officers, certain other members of
CBOE's and Bats' respective management and certain of CBOE's and Bats'
respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on
April 6, 2016, and its annual report on Form 10-K for the fiscal year ended
December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which

was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.